May 28, 2010

Mr. Glenn R. Pittson
Principal Executive Officer & Director
OFS Capital, LLC
2850 West Golf Road, 5th Floor
Rolling Meadows, IL 60008

  Re: OFS Capital, LLC
    File Nos. 333-166363 & 814-00813

Dear Mr. Pittson:

  On April 29, 2010, a registration statement was filed on Form N-2 for common shares of OFS Capital, LLC. We have reviewed the registration statement and have provided our comments below. For convenience, we generally organized our comments using the headings and page numbers in the registration statement.

Prospectus

Prospectus Summary (Page 1)

1. The Prospectus Summary contains descriptions of a number of affiliates and service providers to the Fund, including OFS Capital Corporation, OFSAM, OFS Advisor, OFS Services, and OFS Funding. Other affiliates of the Fund are described elsewhere in the registration statement, including OFSC. Please provide one or more diagrams showing the relationship between the Fund and the affiliated entities.

Prospectus Summary — About OFS and Our Advisor (Page 2)

2. The second to the last sentence of the fourth paragraph of this section (located on page 3) states, in part, that OFS Advisor is not expected to review or approve each borrowing or incurrence of leverage. Please explain to us why the Fund may engage in borrowing or leverage without the approval of the adviser.

Prospectus Summary — Conflicts of Interests (Page 8)

3. The last sentence of the third paragraph of this section states that the Fund and OFS Advisor intend to submit to the SEC an exemptive application to permit the Fund greater flexibility to co-invest with other funds managed by OFS Advisor or its affiliates. Please disclose that there are no assurances that the SEC will grant such an application for exemptive relief.

The Offering Summary — Investment Advisory Fees (Page 11)

4.   This section describes the advisory fees charged to the Fund. We may have comments on this section after the advisory agreement is filed as part of the registration statement.

The Offering Summary — Available Information (Page 13)

5.   Please revise the telephone number for the SEC's Public Reference Room to 1-202-551-8090.

Fees and Expenses (Page 14)

6.   Since all costs and expenses are borne directly or indirectly by stockholders, please delete the words "borne by us" from the Offering expenses line item. Also, delete the words "paid by us" from the Total stockholder transaction expenses line item. The amounts of the line items in the Fees and Expenses table, including the amount of the sales load, are omitted. We may have additional comments after they are included.

Fees and Expenses — Example (Page 16)

7.   The paragraph following the example states that incentive fee payable under the Investment Advisory Agreement would either not be payable or have an insignificant impact on expenses assuming a 5% annual return. It further states that if the Fund achieves sufficient returns on its investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, its expenses, and returns to its investors after such expenses, would be higher than reflected in the example. Please describe in this paragraph what the Fund's expenses would be for the time periods shown in the example if the entire amount of the Fund's returns were derived from capital gains.

Risk Factors — *We are dependent upon key personnel of OFS Advisor for our future success and upon their access to the investment professionals and partners of OFS and its affiliates* (Page 18)

8.   The caption for this section refers to "key personnel of OFS Advisor". The first sentence of the section states that the Fund will depend on "senior professionals of OFS Advisor". The third paragraph of the section, however, discloses that OFS Advisor has no employees and that personnel will be provided by an affiliate pursuant to a Staffing Agreement. Please revise any language which suggests that OFS Advisor will use its own employees to advise the Fund. In addition, please provide us with a representation that any individual providing services to the Fund pursuant to the Staffing Agreement will be deemed an employee of OFS Advisor for any purposes under the Investment Company Act of 1940 and the Investment

Advisers Act of 1940 (*See, e.g.,* Section 9(a) of the Investment Company Act (barring certain persons from serving as employees of an adviser)).

Risks Related to Our Investments — *OFS Advisor's liability will be limited under the Investment Advisory Agreement, and we have agreed to indemnify OFS Advisor against certain liabilities, which may lead OFS Advisor to act in a riskier manner on our behalf than it would when acting for its own account.* (Page 39)

9.   The second sentence of this section states that "OFS Advisor maintains a contractual, as opposed to fiduciary, relationship with us." Under Section 59 of the Investment Company Act, Section 36 of the Investment Company Act applies to a business development company to the same extent as if it were a registered closed-end investment company. Section 36 imposes a fiduciary duty upon advisers to investment companies. Inasmuch as OFS Advisor has a fiduciary duty, please delete the sentence referred to above.

Dilution (Page 48)

10.   While the registration statement is incomplete, it makes clear that the public shareholders purchasing in this offering will be subject to some degree of dilution. Thus, it appears that the existing investors will receive some accretion in net asset value per share ("NAV") as a result of the public offering. Please address this issue in the context of Big Apple Capital Corporation, SEC Staff No-Action Letter (May 6, 1982).

Financial Condition, Liquidity and Capital Resources (Page 64)

11.   The second paragraph of this section states that in the future the Fund may securitize a portion of its investments by contributing a pool of loans to a wholly-owned subsidiary, which would sell interests in the pool of loans. Please explain to us whether the financial statements of the subsidiary would be consolidated with the financial statements of the Fund. In addition, please explain to us whether the securitization of Fund assets would have implications for the Fund. For example, if obligors on the pool of loans held by the subsidiary default on their obligations, could the Fund be liable to holders of interests in the pool of loans?

Portfolio Companies (Page 81)

12.   Please explain to us why the fair values of certain investments are stated as negative values. *See, e.g,* Airxcel, Inc. Senior Secured Revolving Loan.

Management (Page 88)

13.   Please provide the disclosure required by Items 18.5(a), 18.6(b) and 18.17 of Form N-2.

Underwriting (Page 128)

14.   Prior to requesting acceleration of effectiveness of this registration statement, please provide us with a representation that FINRA has reviewed and cleared the amounts of underwriter compensation as consistent with the applicable FINRA Rules.

Signatures (Page C-5)

15.   We note that the filing has been signed only by two interested directors. The filing indicates that it is intended that the board also will have three disinterested directors. Please ensure that after they are selected, the disinterested directors sign future filings. *See* Section 6 of the Securities Act of 1933 (requiring registration statements to be signed by a majority of directors).

General Comments

16.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

17.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

18.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

19.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

20.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel

cc: Patrick S. Brown, Esq.